EXHIBIT 12.1

AMERICREDIT CORP.

STATEMENT RE COMPUTATION OF RATIOS

(dollars in thousands)

	Years Ended June 30,
	2009	2008		2007	2006	2005
COMPUTATION OF EARNINGS:
Income before income taxes	$36,836	$(92,179)		$532,067	$485,235	$452,399
Fixed charges	664,727	833,382		686,358	425,180	269,146

	$701,563	$741,203		$1,218,425	$910,415	$721,545

COMPUTATION OF FIXED CHARGES:
Fixed charges: (a)
Interest expense (b)	$659,519	$827,219		$680,825	$419,360	$264,276
Implicit interest in rent	5,208	6,163		5,533	5,820	4,870

	$664,727	$833,382		$686,358	$425,180	$269,146

RATIO OF EARNINGS TO FIXED CHARGES	1.1x		(c)	1.8x	2.1x	2.7x

(a)	For purposes of such computation, the term “fixed charges” represents interest expense, including amortization of debt issuance costs, and a portion of rentals representative of an implicit interest factor for such rentals.

(b)	For the years ended June 30, 2009 and 2008, respectively interest expense excludes $45.1 million and $10.2 million of non-cash amortization of warrant costs.

(c)	As a result of the $212.6 million pre-tax write-off of goodwill, the amount of the coverage deficiency for the year ended June 30, 2008, was approximately $92.2 million.